February 22, 2006

VIA EDGAR

Mr. David Burton
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-1004
Tel (202) 551-3626
Fax 202) 772-9218

Re: Trestle Holdings, Inc
Form 10-KSB for year ended December 31, 2004
Filed March 30, 2005
Form 10-QSB as of June 30, 2005
File No. 0-23000

Dear Mr. Burton:

This letter is in response to our telephone conversation concerning the correspondence to the SEC dated November 16, 2005. The findings in the letter dated November 16, 2005 were in error. Additionally, we will be filing the 8-K/A with InterScope’s audited financial statements shortly.

Should you have any questions or further comments please contact either me or Eric Stoppenhagen, our Vice President of Finance, at 949-673-1907.

Sincerely,

TRESTLE HOLDINGS, INC.

By: _/s/ BARRY HALL___________
Barry Hall
President & Chief Financial Officer